CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Announces Share Buy-Back

January 18th, 2011 CNW Group: CIBT Education Group Inc. (NYSE AMEX and TSX symbol: MBA) (“CIBT”) reports that it intends to conduct a normal course issuer bid (“NCIB”) to purchase for re-sale approximately 2,000,0000 to 3,000,000 of its common shares representing approximately 4.3% to 6.5% of its public float, to a maximum aggregate acquisition cost of approximately $1,000,000.  The NCIB is subject to Toronto Stock Exchange (the “Exchange”) approval.

Share purchases under the NCIB will be conducted through the facilities of the Exchange. The actual number of shares purchased, and the timing of any such purchases, will be determined by CIBT, in accordance with the rules of the Exchange.

The application for the NCIB is being implemented because management is of the view that CIBT’s stock is currently undervalued. The company has not purchased any of its common shares through a normal course issuer bid during the past 12 months.

About CIBT Education Group:

CIBT Education Group is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges as well as having cooperative joint programmes at over 70 locations in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training.

In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* ext. 318 Email: info@cibt.net

Neither the NY Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.